May 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:          BELITE BIO, INC.

Registration Statement on Form F-3

Filed May 22, 2023

File No. 333-272125

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Belite Bio, Inc (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:00 AM (Eastern time) on May 30, 2023, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Robert Plesnarski (+1 (202) 383-5149) or Portia Ku (+1 (212) 326-2168) of O’Melveny & Myers LLP, counsel to the Company. Thank you for your assistance with this matter.

[Signature page follows]

Very truly yours,

BELITE BIO, INC

By:	/s/ Yu-Hsin Lin
Name: Yu-Hsin Lin
Title: Chief Executive Officer and Chairman